MANAGEMENT’S DISCUSSION AND ANALYSIS

The following Management’s Discussion and Analysis (MD&A) is dated November 22, 2005, for the period ended September 30, 2005 and should be read in conjunction with the Company’s accompanying unaudited consolidated interim financial statements and the audited consolidated financial statements and MD&A for the year ended March 31, 2005.

Forward Looking Statements

Certain disclosure in this MD&A contains forward-looking statements that involve risk and uncertainties. Such information, although considered reasonable by the Company at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated in the statements. For this purpose, any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Such risks and uncertainties include, but are not limited to, risks associated with operations, loss of market, regulatory matters, commodity price risk, environmental risks, industry competition, uncertainties as to the availability and cost of financing, risks in conducting foreign operations, potential delays or changes in plans with respect to exploration or capital expenditures.

Business

TAG Oil Ltd. is a Canadian oil and gas exploration company with operations in the Taranaki and Canterbury Basins of New Zealand. As of the date of this report, TAG holds interests in six petroleum exploration permits, including two 100% held interests, in the commercially proven Taranaki Basin and three interests in the Canterbury Basin. Taranaki is a lightly explored area with a good discovery rate and the interests in Taranaki cover 30,200 net acres. The Company’s three interests in the Canterbury Basin cover 1.47 million net acres in the non-commercialized, but proven prospective for oil and gas discovery.

Results of Operations

The Company incurred a net loss for the second quarter of the 2006 fiscal year of $627,880 compared to $228,307 for the second quarter of the 2005 fiscal year or $829,716 for the six months ended September 30, 2005 compared to $416,162 for the same period last year.

The loss for the second quarter ended September 30, 2005 consisted substantially of foreign exchange losses of $292,895 as well as general and administrative (“G&A”) costs of $284,300 versus a foreign exchange loss of $21,467 and G&A of $211,095 for the same period last year. The foreign exchange loss for the quarter increased by $271,428 due to the fluctuation (decrease) of the U.S. Dollar over the year and the fact that, until recently, the majority of the Company’s cash balances and financings have been in U.S. Dollars. The main components of the $73,205 increase in G&A costs were increases in; consulting fees of $14,417, professional fees consisting of audit, accounting and legal fees of $14,844, shareholder relations and communications of $11,151 and travel costs of $27,678. Generally, these costs increased due to an increase in corporate activity relating to the Company’s continuing steps to increase its exploration business.

Specifically, consulting fees increased as a result of the Company’s use of consultants relating to corporate staffing requirements, professional fees for the second quarter increased as a result of the Company’s increased exploration and financing efforts, shareholder relations and communication costs increased as a result of costs incurred as part of the Company’s corporate materials and awareness program. Travel costs for the quarter increased as they include costs associated with the Company’s President relocating to New Zealand.

The loss for the six months ended September 30, 2005 consisted substantially of foreign exchange losses of $225,009 and G&A costs of $558,790 versus a foreign exchange loss of $96,367 and G&A of $327,703 for the same period last year. The reason for the $128,642 increase in foreign exchange losses has been explained above. The main components of the G&A increase of $231,087 were an increase in consulting fees of $15,554, an increase of $63,028 in directors and officers fees, an increase of filing, listing and transfer agent fees of $41,606, an increase of $16,162 in office and administration costs, $26,061 in professional fees, $31,282 in shareholder relations and communications and $38,343 in travel costs.

Specifically consulting fees increased as a result of the use of consultants relating to the corporate staffing needs, directors and officers fees increased as a result of the Company’s consulting agreements with its President and its former Chairman of the Board being in effect for the first quarter of the 2006 fiscal year, the hiring of the Company’s Executive Vice-President as well as the Company’s policy to pay independent directors a monthly fee for their services as a director. Filing listing and transfer agent fees increased as a result of the fees paid to list the Company on the TSX Venture Exchange, the final payment to the Company’s listing sponsor and fees related to certain financing activities of the period. Office and administration costs increased as a result of corporate activities related to financing, exploration and additional staff.

Professional fees increased as a result of legal fees relating to the completion of the TSX Venture Exchange listing as well as legal work invoiced after year end relating to the Company’s private placement financing completed in March of 2005. Shareholder relations and communications increased as a result of printing and design work done for the 2005 annual report as well as updates and awareness programs for the Company’s website. The Company also incurred expenditures relating to steps it has taken to prepare the Company’s corporate materials and awareness program. Travel costs increased as a direct result of the increased activity relating to the Company’s oil and gas acquisition and exploration efforts, inclusive of the relocation of the Company’s President in the second quarter.

In addition to the above, a number of other items have occurred over the six months ending September 30, 2005 when compared with the same period last year. These items relate to the amortized cost of the Company’s directors and officers insurance of $8,062 and stock option compensation of $32,329 was recorded resulting from the grant of a total of 100,000 options to two directors. The Company also wrote-off an oil and gas property (PEP 38480) in the amount of $94,648. These costs were partially offset by a gain on sale of marketable securities of $39,912 and an increase in interest income for the period of $42,063.

A comparative summary of the Company’s G&A costs over the three and nine months periods ending December 31, 2004 is as follows:

	3 months ended September 30		6 months ended September 30
	2005	2004	2005	2004
Consulting fees	$14,417	$-	$15,554	$-
Directors and officers fees	58,750	54,941	153,786	90,758
Filing, listing and transfer agent	20,213	19,291	71,750	30,144
Exploration and reports	-	-	-	-
Office and Administration	25,566	25,874	53,047	36,885
Professional fees	26,228	11,384	45,938	19,877
Rent	12,178	8,824	21,092	17,639
Shareholder realtions and
communications	49,436	38,285	72,008	40,726
Travel	59,615	31,937	80,981	42,638
Wages and benefits	17,897	20,559	44,634	49,036
	$284,300	$211,095	$558,790	$327,703

Summary of Quarterly Results
2006	2005	2004

	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
	$	$	$	$	$	$	$	$

Total Revenue	-	-	-	-	-	-	-	-

General and administrative	(284,300)	(274,490)	(326,217)	(175,313)	(211,095)	(116,608)	(165,622)	(148,390)

Foreign Exchange	(292,895)	67,886	(59,228)	(56,994)	(21,467)	(74,900)	(15,815)	(649)

Stock option compensation	(12,355)	(19,974)	(185,395)	-	-	-	-	-

Other	(38,330)	24,742	3,970	962	4,255	3,653	1,985	3,871

Net loss	(627,880)	(201,836)	(566,870)	(231,345)	(228,307)	(187,855)	(179,452)	(145,168)

Basic loss per share	(0.02)	(0.01)	(0.04)	(0.02)	(0.02)	(0.02)	(0.02)	(0.01)

Petroleum Property Activities and Capital Expenditures
During the quarter ended September 30, 2005 the Company incurred $1,138,455 worth of expenditures on its oil and gas exploration properties. This compares to $42,295 of expenditures during the same quarter last year. For the six month period to September 30, 2005 the Company incurred a total of $1,367,588 of oil and gas expenditures versus $305,518 last year. The primary capital expenditures during the quarter were as follows:

PEP 38741: $539,170 of expenditures were made during the quarter (6 months: $566,790) relating to the costs of drilling, completing and testing the Supplejack-1 well on this permit. Supplejack-1 encountered two potential hydocarbon zones and, to date, the lower gas zone has been tested and flowed at a maximum rate of 640,000 cubic feet per day with the joint venture incorporating the short-term flow testing results into the Kaimata 3-D data to consider its options to maximize the development potential of this discovery. The joint venture is also coordinating the production testing options for the shallower gas zone.

PEP 38745: $184,061 of expenditures were made during the quarter (6 months: $211,914) relating to the preparation for drilling of the Richmond-1 well. This well was drilled in October and although the main objective sandstones were encountered and a number of thick reservoir sands were penetrated, electrical logs indicated the reservoir was not likely to produce commercial quantities of hydrocarbons and was plugged and abandonded.

PEP 38751: $90,120 of expenditures have been incurred this quarter (6 months: $117,079) in preparation to drill the Konini-1 well in November of 2005.

PEP 38256: $233,273 of expenditures have been incurred this quarter (6 months: $241,828) relating to a 30 kilometer 2-D seismic program recently completed that identified a closure over the Company’s Salmon prospect. This seismic information is being incorporated with other permit data in order to determine an optimal drilling location.

The Company has the following commitments for Capital Expenditure at September 30, 2005:

Contractual Obligations	Total $	Less than One	More than One
		Year $	Year $
Long term Debt	-	-	-
Operating Leases	-	-	-
Purchase Obligations	-	-	-
Other long-term obligations (1)	8,500,000	7,200,000	1,300,000
Total Contractual Obligations (2)	8,500,000	7,200,000	1,300,000

(1)	The Other Long Term Obligations that the Company has are in respect to the Company’s share of expected exploration permit obligations and/or commitments.
(2)

The Company’s total commitments include those that are required to be incurred to maintain the permit in good standing during the current permit term, prior to the Company committing to the next stage of the permit term where additional expenditures would be required. In addition costs are also included that relate to commitments the Company has made that are in addition to what is required to maintain the permit in good standing.

The Company’s commitments shown above totalling $7,200,000 include certain exploration activities that exceed the required exploration work required under the permit terms to maintain the permits in good standing and are subject to change as exploration work is completed and results are received. The material commitment amounts include participating in drilling; the Konini-1 well with its JV partners on PEP 38751 (TAG interest 33.33%), the Richmond-1 well on PEP 38745 (TAG interest 33.33%), the Ratanui-1 well on PEP 38741 (TAG interest: 20%) and the Supplejack South-1 well on PEP 38765 (TAG interest 13.33%) . In addition TAG has committed to drill the Arakanu-1 well in December of 2005 and expects to drill the Arakanu-2 well in 2006 on PEP 38757 (TAG Interest 100%) along with drilling one well on PEP 38758 (TAG interest 100%) in 2006. Seismic plans that the Company has committed to relate to a 35 kilometer 2-D program on PEP 38758 (TAG interest 100%), a 25 kilometer 2-D program on PEP 38260 (TAG interest: 100%) and a 400 kilometer marine 2-D program in PEP 38258 (TAG interest 25%).

The Company’s commitments shown above totalling $1,300,000 relate to the anticipated drilling of the Kate-1 well on PEP 38260 (TAG interest: 100%) in October of 2006.

The Company may seek to significantly reduce certain of these commitments through farm-out or extensions. If a farm-out or extension is achieved the expenditures listed above may be reduced.

Liquidity and Capital Resources
The Company began the 2006 fiscal year with 26,026,081 common shares issued and outstanding. During the quarter ended September 30, 2005 warrants to acquire 9,066,500 shares of the Company were exercised at a price of US$0.60 per share for proceeds of US$5,439,900. In addition the Company completed a private placement financing consisting of 11,538,500 shares at a price of $1.30 for net proceeds of $14,016,943.

The Company ended the quarter with $24,130,314 (September 30, 2004: $1,383,772) in cash and cash equivalents and $24,346,271 (September 30, 2004: $1,431,767) in working capital. This compares to $6,368,935 in cash and cash equivalents and $6,010,158 in working capital for the year ended March 31, 2005.

Off-Balance Sheet Arrangements and Proposed Transactions
The Company has no off-balance sheet arrangements or proposed transactions.

Transactions with Related Parties Subsequent to September 30, 2005
There have not been any noteable transactions with related parties subsequent to September 30, 2005.

Business Risks and Uncertainties
The business risks for the Company have not materially changed from the disclosure in the 2005 year end MD&A.

Additional information relating to the Company is available on www.sedar.com.

CORPORATE INFORMATION

BANKER
DIRECTORS AND OFFICERS	Bank of Montreal
Drew Cadenhead	Vancouver, British Columbia
President, CEO and Director
Taranaki, New Zealand	LEGAL COUNSEL
Lang Michener
Garth Johnson	Vancouver, British Columbia
Secretary, CFO and Director
Surrey, British Columbia	Chapman Tripp
Wellington, New Zealand
Paul Infuso
Director	AUDITORS
Winnipeg, Manitoba	De Visser Gray
Chartered Accountants
James Smith	Vancouver, British Columbia
Director
Calgary, Alberta	REGISTRAR AND TRANSFER AGENT
Computershare Trust Company of Canada
Brian Jones	100 University Avenue, 9th Floor
Executive Vice-President	Toronto, Ontario
Calgary, Alberta	Canada M5J 2Y1
Telephone: 1-800-564-6253
CORPORATE OFFICE	Facsimilie: 1-604-661-9480
Suite 400, 534 17th Avenue
Calgary, Alberta	ANNUAL GENERAL MEETING
Canada T2S 0B1	The Annual General Meeting was held
Telephone: 1-403-770-1934	on September 9, 2005 at 10:00am at the
Facsimile: 1-403-770-1935	offices of Lang Michener located at
Suite 1500, 1055 West Georgia Street
REGIONAL EXPLORATION OFFICE	Vancouver, B.C. V6Z 2S3
P.O. Box 183
New Plymouth, New Zealand	SHARE LISTING
TSX Venture Exchange
SUBSIDIARIES	Trading Symbol: TAO
TAG Oil (NZ) Limited
TAG Oil (Canterbury) Limited	OTC Bulletin Board
Trading Symbol: TAGOF
SHAREHOLDER RELATIONS
Telephone: 1-866-643-8145	WEBSITE
Email: ir@tagoil.com	www.tagoil.com

SHARE CAPITAL
At November 15, 2005, there were
46,631,081 shares issued and outstanding.
Fully diluted: 48,298,576 shares